Contact

www.linkedin.com/in/jeffscult (LinkedIn)
www.goldengoodsusa.com (Company)
www.facebook.com/goldengoods (Other)
www.youtube.com/watch (Other)

Top Skills

Brand Development
New Business Development
Public Relations

Jeff Scult

Founder, CEO & Designer | One Golden Thread
New York City Metropolitan Area

Summary

Social-Environ Impact Entrepreneur devoted to reimagine fashion's extractive industry into one that inspires both humanity & regenerates nature.

After three decades amplifying other's ideas and inspirations, Jeff pivoted in 2016 to be the architect of his own vision - One Golden Thread - a “lovestyle” clothing brand grounded in the principles of Interbeing - nature and us as one - to make a net positive impact for Earth, us and self.

An example of never too late, Jeff pivoted to become a first time clothing designer at age 52. Jeff and One Golden Thread was lauded by FORBES in Feb 2021 for “raising the sustainability bar for Gen R : Regeneration.”

Jeff also serves conscious leaders to message their mission through his brand consultancy, "ConSculting".

Jeff considers his greatest life achievement mentoring two at-risk/ father-less boys for 11 years in a Big Brother's Program in the early 2000’s. Both are loving fathers today.

Experience

One Golden Thread

Founder, CEO & Designer
March 2016 - Present (10 years 4 months)
Greater Los Angeles Area

One Golden Thread is on a mission to elevate consciousness through embodied clothing for empowered humans. We seek to be a leader in pivoting fashion from planet-polluting to Earth-inspiring, in devotion to both inner-nature and replenishing the environment. We serve to inspire a more feeling world

through the creation of ethically-cozy accessible-luxury, wear for life over seasons timeless-style.

Our collections have been described as "effortless street sheik."

As a registered Public Benefit Company, social good is at our core, and a give back impact model replenishes nature at a far greater rate than it took to make.

While designing in mind's eye his entire life, Jeff is a first-time clothing designer at age 52 after a life spent amplifying other's visions and creations.

Jeff designs for life over seasons, gender-agnostic clothing that's unisexy. As a solution to the plastic pollution of clothing, Jeff believes that sustainability is actually not the answer, that good business can model itself as regeneration.

conSculting
Brand Amplifier
June 2012 - Present (14 years 1 month)
Everywhere

• Collaborated with conscious leaders to articulate their brand's unique ethos and vision.
• Developed compelling company names and mission statements that resonate with target audiences.
• Crafted engaging website copy that reflects the essence of brands, enhancing their online presence.

Golden Goods
Co-Founder
2010 - 2017 (7 years)
San Francisco

Jeff co-founded Golden Goods as a premium white label fashion house for bands and brands. Jeff sold his ownership interest in 2017.

Jeff was personally awarded the 2012 Trendsetter Award as a business innovator and the 2015 Counselor Hot List for creativity.

SOLSTICE CORPORATION LTD
Memebership & Partnership Curation
September 2004 - 2008 (4 years)
Everywhere

Jeff helped launch Solstice in 2004, which in its first two years repeated as Robb Report's "Best of the Best" second home vacation club. Founded on the belief that owning a $6M second home outright is a flawed model, Jeff was proud to ideate the name Solstice, built the brand story, and marketed that story to a defined target of "conscious affluent" – wealthy individuals more interested in meaningful experiences with family and friends than unsustainably collecting homes.

Jeff curated $45 million in global membership deposits, pitched and built marketing partnerships with leading brands such as Lexus (obtained $1M in free vehicles on property).

The club restructured in the 2008 downturn, which lead to a change in ownership.

Guardian Angel Health & Wellness
VP, Marketing and Business Development
2001 - 2004 (3 years)
San Francisco

I joined this upstart because I believed in their mission of eradicating senseless deaths from drunk driving.

It was a personal BAC (Blood Alcohol Content) consumer product was only in a handful of Northwest c-stores, getting blasted by law enforcement, media, and MADD as a drunk driving "enablement tool," as the product positioning was around 'self-assessment.'

My challenge was to lobby and neutralize law enforcement, MADD, and generate PR on a shoe-string budget, turning all the negative into a positive. Ignited by a positioning flip I led from "self-assessment" to "remove the car keys from your friends," my points of personal impact included:

• Going far beyond "neutralizing" law enforcement to lobbying and convincing public safety leaders from NYPD to California Highway Patrol in 30 states to actually purchase the product via grant monies, co-brand with their logo on Guardian Angel's packaging, and distribute via their educational programs at DUI checkpoints in the tens of thousands.

• PR within the highest echelons of media equating to $15 million in ad equivalencies, including a passion persuasion to the head of national law enforcement to join me on The Today Show live on July 4th, in which the public safety leader said to 23 million viewers while holding GA, "This product will save lives."

• Developed and executed partnership programs with Coors and Heineken where test strips were affixed to retail 12-packs.

• I also morphed into the leading GA revenue generator, creatively networking to Walmart via the of head HR vs. traditional channels of selling through retail buyers. Based on my passioned plea around the opportunity to save lives, I persuaded Wal-Mart to not only distribute nationally immediately, but also to display at checkout with zero slotting fees (usually slotting is +$1M).

We touched millions with our messaging, and if I was even able to save one life, I would have done this all again.

MOVE.COM
Director, ecommerce
1999 - 2001 (2 years)

Was on the launch team of a web venture that went from a fancy spread sheet of apartment listings into post-IPO the largest real estate hub on the internet (Move.com).

"Not all who wander are lost"
Globe Trotter & Big Brothering
August 1997 - March 1998 (8 months)
Middle East, Nepal, India, SE Asia, San Francisco

As important to any and all of my work experiences, following IKE, I traded in my computer for a back–pack and traveled for seven months from in 97 / 98 in third world countries to push my personal envelope, as I have always believed life begins at the end of your comfort zone. As I was raw, vulnerable and open coming out of the IKE Roller Coaster, my travels and encounters taught me more about myself, life, perspective and gratitude than any of my school or work experience. Truly amazing...

"without encounters, traveling is an aimless roaming."

"same same but different"

Coming home from that incredible journey, I acted on something that had always been in my heart, and that was being a Big Brother. I mentored two at risk brothers for 10 years from 1998 to 2008, and became part of their family, and they a part of mine. They taught me as much about life, as I can only have hoped I taught them. They are fine young men, now both married with children, and have stable jobs. That reward of their success was enough, but I have to say this email I received on New Years of 2014 made time stand still:

"Jeff: I have never thanked you for what you did for me. You were and continue to be important in my life. You did so much for me and my family. And I can't thank you enough! I straightened out my life because of the effort you did to make me, a better me! I love you big bro!!"

Interaction Media Corp
VP, Marketing & Sales
1994 - 1997 (3 years)
Miami/Fort Lauderdale Area

Leaving the advertising business after 8 years, I helped launch from BHAG concept to creation in mid–'90s (pre-internet) an interactive media company to give marketers a vehicle to untap the insular college audience. A wild ride. Called IKE (Interactive Kiosk Experience), I persuaded companies from Sony Music to EA Sports to Paramount Pictures to Conde Nast to not only provide content, but to pay media dollars as IKE was positioned within both CPM and cost per click modeling. (Quite the story was the President of Warner Music storming into a meeting with 15 WMG staff and yelling at me "where the fuck do you get off making us pay for giving you music videos?" I held our ground and they continued to pay). I also pitched PR, and media wrote about the company in droves, both from the business side ("a brilliant new media concept sure to transform college marketing") to the student discussion ("should students be given corporate crack candy?"). I was part of a road show that took the company public, then spun back private when a crazy thing called broadband internet came along. Maybe not so brilliant after all. I learned all about the incredible lessons and "successes" from failure, and got to side-car the entire crazy experience with one of my best friends on the planet.

Ketchum Communications
Account Supervisor
1991 - 1994 (3 years)

Worked on Hunt-Wesson and National Potato Board, as well as new business. Fostered deep client relationships, was invited as trusted partner into their inner circle, participating in meetings and think tanks that extended far beyond just advertising, into new product development, market research and business strategy. Convinced Hunt-Wesson to spend more on media, invest in higher production values to be on-brand, and related to The NPB, became a trusted partner of the potato farmer community both in brand strategy and developing advertising programs which moved the needle.

As much as Jeff loved advertising, he longed for more, describing his ad campaigns as analogous to building a beautiful sail boat, cast to sea, only to lose the vision of the complete result once it left the horizon. Which lead to him to his first entrepreneurial stint...

Bozell Worldwide
Account Executive
1987 - 1991 (4 years)

Jeff's College and Advertising experiences at Bozell and Ketchum set in motion his belief state that every person, every thing, is a Brand. He had powerful teachers in the way of marketing gurus early on, starting in College (thank you Jim Albright) and my second advertising spot at Ketchum (thank you John Faville), who taught the same thing that Simon Sedek preaches today: "Don't tell me what you do, or how you do it. Instead, start with "Why" and "story tell me" what you believe. Because if you give people permission to believe what you believe, and it touches someone deeply, the relationship with the brand becomes transcendant."

Worked on CPG brands Pace Picante Sauce, Armour Hot Dogs, and American Airlines, as well as Long John Silver's (scar remains on one finger from fryer grease when Jeff had to stand in for a hand model who showed up with a freckle inside his thumbnail - yes, "scars are tattoos with better stories").

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Education

SMU Guildhall
 · (1983 - 1987)